SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Canadian Pacific Railway Limited

(Name of Issuer)
Common Shares

(Title of Class of Securities)
13645T100

(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
(212) 813-3700

with a copy to:
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13645T100	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN
(1) This calculation is based on 169,667,924 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited (the “Issuer”) outstanding as of October 21, 2011 as reported in the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011 (the “6-K”).

CUSIP No.	13645T100	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(2) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	4	of	7	Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,865,803

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,865,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,865,803

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO
(3) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	5	of	7	Pages

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,057,428

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,057,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,057,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(4) This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

This Amendment No. 2 (this “Amendment No. 2”) relates to the Schedule 13D filed on October 28, 2011 and amended on November 22, 2011 (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”) relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.
Item 4. Purpose of Transaction.
Item 4 of the Original 13D is amended and supplemented as follows:
Representatives of the Reporting Persons are engaged in ongoing discussions with representatives of the Issuer concerning, among other things, changes to the Issuer’s business and operations, its executive management and its board composition. The Reporting Persons believe these discussions have been productive to date, but there is no assurance that the Issuer will adopt any of the suggestions made by representatives of the Reporting Persons.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2011

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

/s/ William A. Ackman William A. Ackman

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